December 9, 2013

VIA EDGAR

Ms. Mary A. Cole

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Registration Statement on Form N-2

File Nos.: 814-01035: 333-191499

Dear Ms. Cole and Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated October 31, 2013 with respect to the Company’s registration statement on Form N-2 (File No. 333-191499), filed with the Commission on October 1, 2013, as amended (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are indicated in the Company’s responses, such revisions are set forth in the Prospectus included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

General

1.	Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

Response: The Company acknowledges the Staff’s comment.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

2.	Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Response: The Company acknowledges the Staff’s comment.

3.	Cover—The disclosure states that Newtek Business Services, Inc.’s (“Newtek Inc.”) common shares are currently traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “NEWT,” which symbol will be transferred to the Company. Does NASDAQ need to approve the merger between Newtek Inc. and the Company before the Company’s shares may be listed on this exchange? If the Company cannot disclose that the exchange listing has been approved before effectiveness, the prospectus (including its cover page) needs to be revised to disclose the risks of Company shares being unlisted.

Response: The Company advises the Staff on a supplemental basis that NASDAQ must approve the transfer of the symbol “NEWT” to the Company and has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it intends to obtain any necessary approvals from NASDAQ prior to completing the offering contemplated by the Registration Statement.

4.	In your response, discuss whether the public shareholders purchasing in this offering will be subject to some degree of dilution. If so, additional disclosure will be required. Will any insiders benefit from an accretion in net asset value per share (“NAV”) as a result of the public offering? In this regard, please explain the relationship between Summit Partners Credit Advisors, LP (“Summit”) and the Company? Why was Summit issued warrants to purchase shares at a discount? Were these warrants issued for services? Please address this issue in the context of Big Apple Capital Corporation (pub. avail. May 6, 1982).

Response: The Company advises the Staff on a supplemental basis that it does not expect investors purchasing in the offering will experience dilution because the Company expects that its shares will be sold at a price at or less than the NAV of such shares. Similarly, the Company does not expect that existing investors, including insiders, will experience accretion in NAV as a result of the public offering.

The Company advises the Staff on a supplemental basis that Summit is a creditor of the Company and has provided the Company with a $10 million term loan (the “Term Loan”). The Company issued warrants to Summit in connection with the issuance of the Term Loan in order to improve the terms of such loan and induce Summit to complete the financing transaction. The Company advises the Staff that it considered the cost and impact to shareholders of issuing the warrants in connection with the Term Loan, and

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

determined that issuing such warrants provided an overall benefit to the Company and its shareholders. The Company does not believe that the analysis at issue in Big Apple Capital Corporation (pub. avail. May 6, 1982) applies in this context given that the warrants were issued at the time the Company’s shares were publicly traded, no insiders benefitted from the issuance of the warrants, and the Company had a specific business purpose for issuing such warrants unrelated to any future potential equity capital raising transaction.

5.	Cover—Please provide information about the terms of the reverse stock split.

Response: The Company advises the Staff on a supplemental basis that the terms of the reverse stock split will be disclosed by pre-effective amendment upon effectuating the reverse stock split.

6.	With respect to Newtek Small Business Finance, Inc. (“SBLC”), a small business lending company under regulations of the Small Business Administration (“SBA”), please provide the following information: (1) It appears as though the Company intends to engage in most of its small business lending company activities through SBLC. Is this assumption correct or will lending also be taking place at the parent level? Please provide a legal analysis of the status of SBLC under the 1940 Act. According to disclosure in the prospectus, SBLC will, besides providing loans to small businesses, also service loans on behalf of third parties. Will SBLC be engaged primarily in the business of investing, reinvesting, or trading in securities? What percentage of its activities is represented by activities on behalf of third parties? (2) The prospectus disclosure indicates that SBLC will be a “consolidated subsidiary.” Provide an analysis that supports consolidated treatment under Regulation S-X, taking into account SBLC’s services to third parties. (3) SBLC is not deemed an “eligible portfolio company” of the prospective BDC under Section 2(a) (46)(B) of the 1940 Act. Please confirm that SBLC, together with other ineligible BDC investments of the Company, will not constitute 30 percent or more of the total assets of the Company, as required under Section 55 of the 1940 Act.

Response: The Company advises the Staff on a supplemental basis that it intends to engage in small business lending primarily through SBLC, with certain non-SBA 7(a) loans being made through other subsidiaries or portfolio companies. SBLC will be primarily engaged in the business of making debt investments to small businesses, and estimates that less than 10% of its activities will be represented by servicing loans and other activities on behalf of third parties. As such, SBLC would be considered an “investment company” under section 3(a) of the 1940 Act, but for the exception provided under section 3(c)(7) of the 1940 Act. In addition, the Company advises the Staff that the Company will own 100% of the equity interests in, and as a result control, SBLC at the time the Company elects to be regulated as a business development company (“BDC”). As a result, the Company believes that consolidating SBLC with the Company for accounting purposes is consistent with Rule 6-03(c) of Regulation S-X. As a consolidated

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

subsidiary, SBLC should not be considered a “portfolio company” of the Company and the Company intends to look through to SBLC’s portfolio investments for purposes of complying with section 55 of the 1940 Act.

7.	With respect to the Company, please provide the following information: (1) Since SBLC must be included in the 30 percent basket of ineligible investments, how will the Company meet the definitional requirements of Section 3 of the 1940 Act? (2) Will the Company be primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities? Please provide an analysis of the Company’s structure and activities under Section 3(b)(2) of the 1940 Act, using the five factors articulated in Tonopah Mining Co. of Nevada, 26SE426 (1947). Those factors are a) the issuer’s historical development, b) the issuer’s public representations of policy, c) the activities of the issuer’s officers and directors, d) the nature of the issuer’s current assets, and e) the current source of the issuer’s income. Prospectus disclosure states that the Company holds controlling interests in “certain portfolio companies” representing approximately 50 percent of the Company’s total investment portfolio on a pro forma fair value basis. Since these controlled companies are the wholly owned subsidiaries through which the Company is engaged in operating businesses, please substantiate the 50 percent figure, providing support for the “fair value” assessment.

Response: The Company respectfully refers the Staff to its response to General Comment 6 above. Specifically, the Company advises the Staff on a supplemental basis that SBLC will be primarily engaged in the business of making debt investments to small businesses and therefore the value of SBLC should not be included in the 30 percent basket of ineligible investments as a result of its consolidation with the Company. As currently structured, Newtek Inc. does not operate as an investment company within the meaning of Section 3(a) under the 1940 Act. However, by restructuring and electing to be regulated as a BDC, the Company intends to operate as an investment company and expand its small business financing activities through SBLC. Upon completion of the restructuring, the Company intends to treat its historical operating company subsidiaries as portfolio companies (the “Controlled Portfolio Companies”). The Controlled Portfolio Companies are managed by individuals that focus solely on the operations of such entities. The Controlled Portfolio Companies will provide the Company with dividend and interest income in connection with the Company’s equity or debt investments in such entities, and the fair value of such entities will be included on the Company’s balance sheet. In determining the fair value of the Controlled Portfolio Companies, which equals approximately 45% of the Company’s pro forma total investment portfolio as of September 30, 2013, the Company’s board of directors considered both valuations provided by management as well as a third-party valuation firm. As discussed above, portfolio investments held by SBLC are included in the Company’s pro forma investment portfolio because SBLC will be consolidated with the Company for accounting purposes. The Company’s board of directors approved the valuation of each investment comprising

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

the Company’s pro forma investment portfolio, as reflected in the special purpose Schedule of Investments to be included in the Prospectus. Upon electing to be regulated as a BDC, the Company’s board of directors will determine the fair value of its portfolio investments, including its interests in the Controlled Portfolio Companies, on a quarterly basis in accordance with the 1940 Act.

8.	The prospectus disclosure states that the government guaranteed portion of the SBLC loans will be rapidly sold and the unguaranteed portions will be securitized. Has the SBA eliminated its prior requirement that an SBLC retain at least 10 percent of the loans made to small businesses? If it’s permissible for SBLC to securitize the unguaranteed portion of its loan portfolio, does it retain any risk related to the loans it makes? How will the Company report its portfolio holdings if 100 percent of its loan portfolio is sold off or securitized?

Response: The Company advises the Staff on a supplemental basis that the consistent practice of the SBLC is as follows: Typically within 30 days of origination of a loan, the SBLC will sell for cash the guaranteed portion of the loan, which is the right to receive the principal and interest guaranteed by the SBA (typically 75 percent of the total loan), into a secondary market established and supervised by the SBA. Thereafter, the remaining portion of each loan is held by the SBLC until loans may be aggregated to a sufficient size for a securitization transaction, typically about 6 months and a minimum aggregate amount of $25 million. The SBLC then creates a securitization trust to which it sells the entire portfolio of unguaranteed loan portions and receives in return (1) cash proceeds from the private placement of the trust’s obligations and (2) the residual equity in the trust which is subordinate to the obligations sold to investors. The SBA specifically approves each of these transactions and, with respect to the requirement that the SBLC continue to hold an interest in the SBA loans, permits and requires the continued holding of the trust’s residual equity as satisfying that condition. The residual equity typically represents a 25-30% interest in the assets of the securitization trust, which assets consist solely of the unguaranteed portions of the SBA loans, and represents the risk that the SBLC retains with respect to its SBA loans.

Notwithstanding the sale of the loans to a securitization trust, applicable accounting rules require that the Company treat the transaction as a financing and continue to carry both the assets and the obligations of the trust on its consolidated financial statements. Please also refer to the Response to Accounting Comment 9 below.

9.	Small Business Finance—The disclosure in this section states that SBLC will, among other things, “sell” and service loans to small businesses. What does it mean to sell loans? Are these the third party loans mentioned elsewhere in the prospectus? How can the Company consolidate such loans at the parent level? If these third party loans will not be consolidated, under what financial reporting theory is it appropriate to consolidate only a portion of a subsidiary’s holdings? Further disclosure in this section of the prospectus states that the unguaranteed portion of SBLC’s loans is “held by the lender.”

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

How does this statement comport with other disclosure stating that the unguaranteed portion of the loans is securitized? Please reconcile the disclosure.

Response: The Company respectfully refers the Staff to its response to General Comment 8 above for a description of the sale process. The Company advises the Staff on a supplemental basis that the third-party loans referenced in the Prospectus are the loans serviced by a subsidiary of Newtek Inc., which subsidiary will become a wholly-owned portfolio company as a result of the BDC Conversion. Such serviced loans currently primarily consist of SBA loans, but also may consist of other non-SBA loans. In addition, the Company advises the Staff on a supplemental basis that it will consolidate only the unguaranteed portion of the SBLC’s SBA loans that the SBLC places in a securitization trust. The Company will not consolidate the guaranteed portions of SBA loans that are sold to third parties because the Company will retain no right to such portion of the loans. The Company respectfully refers the Staff to Accounting Comment 9 below for an explanation of consolidating the securitization trusts.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Newtek Branding—Please explain in your response the relationship between the “strategic alliance partners” and the Company.

Response: The Company advises the Staff on a supplemental basis that “strategic alliance partners” is the term Newtek Inc. uses to refer to companies and organizations which have entered into Referral Agreements by which they receive referral fees in exchange for referring customers or members to Newtek Inc. for one or more of the services provided by its subsidiaries. Fees are only paid for referrals which result in sales and vary greatly by industry. Examples of organizations with which Newtek Inc. has such relationships are Credit Union National Association, over 300 independent credit unions, AIG Insurance, Iberia Bank, New York Community Bank, Morgan Stanley and the GM Minority Dealers Association. Finally, the Company advises the Staff on a supplemental basis that any strategic alliance partners of the Company would not be considered “affiliates” of the Company under the 1940 Act.

11.	Market Opportunity—This section includes a reference to “risk-adjusted returns.” Please explain how the Company provides returns that are risk adjusted. Are the returns risk adjusted because the Company sells off and securitizes the loans?

Response: The Company advises the Staff on a supplemental basis that the term “risk-adjusted returns” relates to the fact that riskier portfolio investments generally carry a higher expected rate of return while less risky portfolio investments generally carry a lower expected rate of return. As a result, when determining the attractiveness of certain return levels, the Company considers the risk inherent in the underlying investments.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

12.	The Offering—Leverage—Upon effectiveness of its registration statement, will the Company be in compliance with the asset coverage requirements of the 1940 Act?

Response: The Company confirms that it will be in compliance with the asset coverage requirements of the 1940 Act upon the effectiveness of the registration statement.

13.	The Offering—Distributions—The disclosure states that the Company may pay distributions that constitute a return of capital. Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields. Please disclose whether the Company will calculate return of capital on a tax or a book basis for purposes of sending Rule 19a-1 notices. In addition, please disclose that, while such distributions are not taxable, they may result in higher capital gains taxes when the shares are eventually sold.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it does not intend to report a historical distribution yield.

14.	Fee Table—Please consider whether the line item for acquired fund fees and expenses is appropriate.

Response: The Company has removed the line item for acquired fund fees and expenses in response to the Staff’s comment.

15.	Risks Relating to Our Business and Structure—Our board of directors may change our investment objective…etc. Please include the information that the Company may not change its policy to function as a BDC without shareholder approval.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

16.	Risks Related to Our Investments Generally—This section mentions senior secured loans, mezzanine loans and equity securities. Please make sure all these types of investments are listed in the earlier section on investment policies.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

17.	Our executive officers and directors may be named as defendants…please explain in your response why such litigation would be “in the ordinary course of business.”

Response: The Company advises the Staff on a supplemental basis that its officers and directors may be named as defendants in connection with matters involving subsidiaries or portfolio companies. For example, such individuals may be subject to liability claims for actions taken by them with respect to a portfolio company’s business or in instances where the Company exercises control over the portfolio company. The Company will evaluate each litigation matter on a case-by-case basis to determine any impact on the ability of officers and directors to serve as such, and continually examine the Company’s public disclosure obligations with respect to such litigation matters.

18.	Second priority liens—Are all senior loans second priority liens?

Response: The Company advises the Staff on a supplemental basis that second lien loans are subordinate and have a secondary priority to first lien loans. In addition, the Company has revised the above-referenced disclosure in response to the Staff’s comments.

19.	Our failure to make follow-on investments—this section mentions warrants, options or convertible securities. Please list these in investment policies and explain the portion of the portfolio represented by such instruments. Also include hedging transactions (forward contracts, currency options and interest rate swaps, caps, collars and floors) in the strategies section of the prospectus.

Response: The Company has removed the above-referenced risk factor because it does not expect the related risk to be material to the Company’s operations.

20.	Please disclose if there is any present intent to issue preferred shares.

Response: While the Company has no present intent to issue preferred stock in the near term, the Company respectfully refers the Staff to the statement addressing the above-referenced disclosure in the risk factor titled “Our board of directors will be authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.”

21.	BDC Revenues—This section mentions fees for providing managerial assistance and performance-based fees. Please inform us whether the fees for managerial assistance remain with the Company or are they directed to affiliates of the Company. Also, please explain the reference to performance-based fees.

Response: The Company advises the Staff on a supplemental basis that any fees received for managerial assistance to portfolio companies will remain with the Company or a wholly-owned consolidated subsidiary. The Company has revised the above-referenced disclosure to remove the reference to performance-based fees given that it does not expect to receive such fees.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

22.	Servicing Portfolios and related Servicing Income—This section refers to “unguaranteed loans.” Please explain the derivation of SBA loans that are “unguaranteed.” Also, explain the reference to loans “held for investment.” Do these differ from loans that are spun off and/or securitized?

Response: The Company advises the Staff on a supplemental basis that the SBA typically guarantees between 55-90% of each SBA 7(a) loan depending on certain characteristics of the loan. The portion of the loan which is not guaranteed (i.e. 10-45% of the loan amount) is referred to by the Company as the “unguaranteed” portion of the loan.

The SBLC generally seeks to sell the guaranteed portion of SBA loans to third parties as quickly as possible. If at the end of any reporting period, the SBLC holds an SBA loan, or a portion of an SBA loan, with the intent to sell, it will include the value of such loan in “SBA loans held for sale, at fair value” on its balance sheet. On the other hand, the SBLC seeks to hold the unguaranteed portion of SBA loans until such time as it may complete a securitization. Both before and after completing such a securitization, the value of the unguaranteed portions of the SBA loans is included in “SBA loans held for investment” on Newtek Inc.’s balance sheet. The Company respectfully refers the Staff to its response to General Comments 7 and 8 above for a description of the SBA loan sale and securitization process.

23.	Cash Flow—Disclosure in this section implies that the Company will make loans to start-up companies. If true, please include this information in the summary section of the prospectus.

Response: The Company has revised the above-referenced disclosures in response to the Staff’s comment.

24.	Other, Primarily Equity Investments—Please disclose the amount of Company assets that will be invested in non-SBA loans.

Response: The Company advises the Staff on a supplemental basis that, at the time it elects to be regulated as a BDC, it expects approximately 40% of its investment portfolio will be invested in non-SBA loans, the primary component of which will be the Company’s investments in the Controlled Portfolio Companies.

25.	Sales of Common Stock Below Net Asset Value—Please explain the legal basis for selling shares below net asset value to public shareholders who have not approved the discounted sales.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

Response: The Company advises the staff on a supplemental basis that new shareholders purchasing shares in an offering below net asset value experience accretion and approve of such a sale implicitly by making their purchase.

Accounting Comments

1.	The fee table is incomplete and will need to be reviewed by the staff; we may have comments when the missing information is supplied.

Response: The Company acknowledges the Staff’s comment.

2.	The capitalization table is incomplete and will need to be reviewed by the staff; we may have additional comments. Please add two line items in the capitalization table. One in the asset section labeled “other assets” and another in the liabilities section labeled “other liabilities.” The assets and liabilities should add up to their respective totals.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	In your response, discuss the timing of the reverse stock split and whether it will occur prior to the Company’s BDC election. In addition, discuss whether the effect of the reverse stock split will be presented in the financial statements included in the registration statement prior to effectiveness.

Response: The Company advises the Staff on a supplemental basis that it expects the reverse stock split to occur prior to the Company’s BDC election. The Company does not intend to include the effects of the reverse stock split in its pro forma financial information because including such effects would hinder comparability to prior periods’ per share figures. The Company also confirms to the Staff that there has never been a stock split or reverse stock split in the Company’s history.

4.	In your response, describe the presentation of the financial statements to be included in a pre-effective amendment. Discuss whether the financial statements will be in compliance with Article 6 of Regulation S-X.

Response: The Company advises the Staff on a supplemental basis that it will continue to include the Consolidated Financial Statements of Newtek Inc. in pre-effective amendments to the Registration Statement. In addition, the Company will include a special purpose audited Schedule of Investments as of a recent date reflecting the expected impact of the Company’s BDC election and deconsolidation. Such Schedule of Investments will present the Controlled Portfolio Companies as portfolio companies of the Company consistent with Article 6 of Regulation S-X, which prohibits consolidation of any subsidiary that is not an investment company.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

5.	Please provide in your response a consolidation analysis that separately discusses each majority owned subsidiary to be consolidated with the Company as well as those that will no longer be consolidated and the reasons supporting the de-consolidation. Discuss whether the financial statements will include a change in accounting principles.

Response: The Company advises the Staff on a supplemental basis that, upon electing to be regulated as a BDC, it intends to consolidate SBLC and respectfully refers the Staff to its response to General Comment 6 for an analysis thereof. Given that SBLC is currently consolidated with Newtek Inc., the Company does not expect a related change in accounting principles.

The Company advises the Staff on a supplemental basis that its other majority-owned subsidiaries (i.e. the Controlled Portfolio Companies) are not investment companies, and therefore, in accordance with Article 6 of Regulation S-X, will not be consolidated with the Company and will be treated instead as portfolio companies. As a result, each Controlled Portfolio Company, and the fair value thereof as determined pursuant to Accounting Standard Codification Topic 820 Fair Value Measurements and Disclosures (“ASC 820”), will be included in the Company’s Schedule of Investments.

6.	IM Guidance was issued in September 2013, regarding the applicability of Regulation S-X Rules 3-09 and 4-08(g) to BDCs. In your response, discuss this assessment for each significant subsidiary held by the Company and whether or not Rule 3-09 or 4-08(g) is triggered, requiring separate financial statements or summarized financial information to be included with the financial statements of the Company.

Response: The Company advises the Staff on a supplemental basis that it expects two Controlled Portfolio Companies to qualify as significant subsidiaries under Rule 3-09, and as a result intends to comply with the related provisions of Regulation S-X subsequent to completion of this offering and its election to be regulated as a BDC. However, given that both entities are included in the Consolidated Financial Statements of Newtek Inc. that are included in the Registration Statement, the Company does not believe providing separate financial statements for each Controlled Portfolio Company prior to deconsolidation would be meaningful to investors.

7.	Page 3 of the prospectus discusses an additional wholly owned subsidiary, Small Business Lending, Inc., that engages in third party loan servicing for SBA and non-SBA loans. In your response, discuss the accounting treatment of this subsidiary. Will the accounting treatment stay the same after the Company has elected BDC status?

Response: The Company advises the Staff on a supplemental basis that Small Business Lending, Inc. will be considered a non-consolidated Controlled Portfolio Company after the Company has elected BDC status, in view of the fact that it is not an investment company. As a result, Small Business Lending, Inc., and the fair value thereof as determined pursuant to ASC 820, will be included in the Company’s Schedule of Investments. Historically, Small Business Lending, Inc. was a consolidated subsidiary of the Company.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

8.	In your response, discuss the function of SBLC and include a description of the function of this wholly owned subsidiary after the Company becomes a BDC. Include in the discussion whether SBLC services loans for third parties and, if so, to what extent. If the services of SBLC are not primarily for the benefit of the Company, discuss the decision to consolidate SBLC with the Company and cite the accounting literature to support consolidation.

Response: The Company respectfully refers the Staff to its response to General Comment 6.

9.	In your response, describe the accounting treatment of the securitized loans of the unguaranteed portion of the SBA loans.

Response: The Company advises the Staff on a supplemental basis that the securitization trusts that the SBLC uses to securitize the unguaranteed portions of SBA loans are considered variable interest entities (“VIEs”). The Company applies consolidation requirements for VIEs under the accounting rules in ASC Topic 860, “Transfers and Servicing”, and ASC Topic 810, “Consolidation.” Under this guidance, the SBLC has determined that it is the primary beneficiary of the securitization vehicles, based on (1) its power to direct activities through its role as servicer for the trusts and (2) its ownership of the residual equity interests and its obligations and rights with respect thereto. The SBLC therefore consolidates the securitization trusts using the carrying amounts of the trusts’ assets and liabilities. Consequently, the SBLC recognizes the related assets in “SBA loans held for investment” and recognizes the related liabilities in “Notes payable – Securitization trust VIE,” which treatment is consolidated into Newtek Inc.’s financial statements.

10.	Page 11 of the prospectus states “we expect our quarterly distributions during our first full year of operations as a BDC to be at an annual rate equal to approximately 9%-10% of our estimated net asset value.” In your response, discuss whether the adviser will waive expenses in order to guarantee a rate of 9%-10%, whether that rate is inclusive of a potential return of capital, and whether waived fees are subject to recoupment.

Response: The Company advises the Staff on a supplemental basis that it does not intend to waive expenses given its structure as an internally-managed fund. The Company anticipates that distributions will be paid from taxable earnings and will not include a return of capital.

11.	The Consolidated Balance Sheet includes the following lines “SBA Loans held for investments, net”, “SBA loans held for investment, at fair value”, and “SBA loans held for sale, at fair value.” Will the “SBA Loans held for investments, net” be stated on a fair value basis in order to comply with Topic 820, Fair Valuation?

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

Response: The Company advises the Staff on a supplemental basis that it intends to state “SBA loans held for investment, net” at fair value in compliance with Topic 820, Fair Valuation.

12.	In your response, explain the term “credits in lieu of cash”.

Response: The Company advises the Staff on a supplemental basis that these credits are uniquely related to the accounting for the Company’s Capcos. After a state notifies a company that it has been certified as a Capco, it allocates an aggregate dollar amount of tax credits to the Capco. However, such amount is neither recognized as income nor otherwise recorded in the financial statements since it has yet to be earned by the Capco. The Capco is entitled to earn tax credits upon satisfying defined investment percentage thresholds within specified time requirements. Newtek has Capcos operating in five states and the District of Columbia. Each statute requires that the Capco invest a threshold percentage of “certified capital” (the funds provided by the insurance company investors) in businesses defined as qualified within the time frames specified. As the Capco meets these requirements, it avoids grounds under the statute for its disqualification for continued participation in the Capco program. Such a disqualification, or “decertification,” as a Capco results in a permanent recapture of all or a portion of the allocated tax credits. The proportion of the possible recapture is reduced over time as the Capco remains in general compliance with the program rules and meets the progressively increasing investment benchmarks. As the Capco progresses in its investments in Qualified Businesses and, accordingly, places an increasing proportion of the tax credits beyond recapture, it earns an amount equal to the non-recapturable tax credits and records such amount as income, with a corresponding asset called “credits in lieu of cash” in the balance sheet.

The amount earned and recorded as income is determined by multiplying the total amount of tax credits allocated to the Capco by the percentage of tax credits immune from recapture (the earned income percentage) at that point. To the extent that the investment requirements are met ahead of schedule, and the percentage of non-recapturable tax credits is accelerated, the present value of the tax credit earned is recognized currently and the asset, credits in lieu of cash, is accreted up to the amount of tax credits deliverable to the certified investors. The obligation to deliver tax credits to the certified investors is recorded as notes payable in credits in lieu of cash. On the date the tax credits are utilizable by the certified investors, the Capco decreases credits in lieu of cash with a corresponding decrease to notes payable in credits in lieu of cash.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

13.	Regulation S-X 12-14 requires the Company to include information on Investments in and Advances to Affiliates. Refer to Regulation S-X 12-14 and ensure that you are in compliance with the required disclosures.

Response: The Company advises the Staff on a supplemental basis that it will include the schedule required by Regulation S-X 12-14 in a pre-effective amendment to the Registration Statement as part of its proposed special purpose audited Schedule of Investments.

14.	The disclosure states, “After we elect to be regulated as a business development company, we expect that our net asset value per common share will be approximately $3.00 (excluding the effect of the proposed reverse stock split and anticipated special dividend, as described herein).” And, later on page 11, the disclosure states, “in connection with the BDC Conversion, we anticipate our board of directors will declare a special dividend of $[ ] per share, which may be paid all in cash or partially in cash and partially in our common shares…”

a.	The terms of the reverse stock split were not included in the registration statement. The staff may have additional comments after the terms of the stock split have been reviewed.

Response: The Company acknowledges the Staff’s comment.

b.	Please explain how it was determined that the NAV will be $3.00. If the special dividend will be paid in cash and stock, how will the value of the stock portion of the dividend be determined (as it states, the estimated $3.00 per share excludes the reverse stock split and the special dividend)?

Response: The approximate $3.00 NAV per share was determined by adjusting Newtek Inc.’s June 30, 2013 balance sheet for deconsolidation of all of its subsidiaries except NSBF, and further adjusting for the market value of its portfolio companies. In addition, the company assumed all outstanding stock awards would vest prior to conversion. The Company expects that approximately 80% of the special dividend will be paid in the form of stock, and will be determined based on the amount of earnings that the Company must distribute in connection with its election to be taxed as a regulated investment company. Our expected NAV of $3.10 currently included in the Prospectus was calculated in the same manner using Newtek Inc.’s September 30, 2013 balance sheet. Finally, in an amendment to the Registration Statement, the Company intends to disclose NAV, as adjusted to reflect the effect of the reverse stock split and special dividend.

c.	The disclosure states that you intend to conduct a proxy solicitation in order to approve, among other things, the adoption of an equity compensation plan. Please explain who will receive the equity in the compensation plan and how it will be accounted for on the BDC’s books? Will the equity compensation be in exchange for services received by the BDC?

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

Response: The Company advises the Staff on a supplemental basis that it intends to grant equity compensation to the officers and employees of the Company in exchange for services to the Company. Given the Company’s internally-managed structure, the Company will rely on section 61(a)(3)(B) of the 1940 Act to make such equity compensation grants. In accordance with GAAP, the Company will record all share-based payments to employees based on their fair values using the Black Scholes option-pricing model at the date of the grant.

15.	Balance Sheet – How is the value of the intangible assets and goodwill determined? (In the notes, it is mentioned that the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the good will and intangible assets. How do intangible assets and goodwill generate cash flow?)

Response: The Company advises the Staff on a supplemental basis that the value of intangible assets and goodwill were initially calculated as the fair value of certain acquired assets, and the excess of the acquisition costs of businesses over the fair value of the identifiable net assets acquired, respectively. Both intangible assets and goodwill are tested annually for impairment. As part of this annual assessment, the Company may estimate the future cash flows of the underlying acquired assets, rather than the intangible asset or the goodwill itself, in order to determine if impairment exists. The Company further advises the Staff that it will expand the disclosure in its notes to the consolidated financial statements in future filings.

16.	Notes to financial statements – Note 2 Broker receivable – Are any of the broker receivables past due? If so, have you determined whether or not they are collectible?

Response: The Company advises the Staff on a supplemental basis that Broker receivables represent funds due from investors who purchased the guaranteed portions of SBA loans originated by the SBLC. These receivables are typically paid within 10 business days after the trade date and none of such receivables are currently past due or considered uncollectible.

17.	Notes to financial statements – Note 5 Servicing Asset – The disclosure states, “The unpaid principal balances of loans serviced for others are not included in the accompanying condensed consolidated balance sheets. The unpaid principal balances of loans serviced for others within the NSBF originated portfolio were $326 mil and $271 mil as of June 30, 2013 and December 31, 2012, respectively. The unpaid principal balances of loans serviced for others which were not originated by NSBF and are outside of the Newtek portfolio were $171 mil and $176 mil as of June 30, 2013 and December 31, 2012, respectively.” Is Newtek liable for these loans? Are any of Newtek’s assets affected by these outstanding loans? Are any of Newtek’s assets used as collateral or cover for these loans? What are the risks to Newtek concerning these loans?

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

Response: The Company advises the Staff on a supplemental basis that Newtek Inc. is not at risk of loss due to delinquency on these loans and Newtek Inc.’s assets are not pledged as collateral for the loans. The above-referenced disclosure is referring to the guaranteed portions of loans that were originated and sold by NSBF, in which Newtek Inc. retains the servicing responsibility. The disclosure is also citing the dollar amount of loans serviced by Newtek Inc. that were not originated by NSBF and are owned by third parties. The risk to Newtek Inc. regarding these loans is the financial risk that would result from a failure by Newtek Inc. to carry out its duties in accordance with the service agreement. Newtek Inc. carries errors and omissions insurance to mitigate such risk.

18.	Notes to financial statements – Note 7 Stock Options and Restricted Shares – Please explain why only a portion of the value of the restricted shares is recorded on the company’s books as share-based compensation. In the first example, 4% of the restricted shares was recorded on the company’s books. Are these accounted for based on “Share-Based Compensation”? Note 2 to the financial statements states that, “All share-based payments to employees are recognized in the financial statements based on their fair values using an option-pricing model at the date of grant. The Company recognizes compensation on a straight-line basis over the requisite service period for the entire award.”

Response: The Company advises the Staff on a supplemental basis that, in accordance with GAAP, the value related to the issuance of restricted shares is to be expensed over the vesting period. Such shares were granted on May 21, 2013 and vest in March, 2016, for a vesting period of 33 months and 11 days. The total fair value of the underlying shares on the grant date equaled $174,000. This amount divided by the number of days in the vesting period and multiplied by the days elapsed at June 30, 2013 equals $7,006, which is rounded down to $7,000 in Newtek Inc.’s financial statements.

19.	Notes to financial statements – Note 8 Income per share – The disclosure states, “The effect of common share equivalents is included in the calculation of diluted loss per share only when the effect of their inclusion would be dilutive.” Please explain common share equivalents. Please explain “Effect of dilutive securities” and how it is calculated. Please explain why stock options and restricted shares have been excluded from the calculation.

Response: The Company advises the Staff on a supplemental basis that common share equivalents are financial instruments such as stock options, warrants, restricted share awards, etc. which, when exercised, converted or vested, increase the number of shares of common stock outstanding. The “Effect of dilutive securities” measures the impact of the issuance of common shares (the “Dilutive Shares”) in connection with the exercise, conversion or vesting of outstanding common share equivalents, and is calculated by

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

adding the Dilutive Shares to the Company’s existing outstanding shares and using such sum as the denominator for the calculation of earnings per share (“EPS”). As a result, the “Effect of dilutive securities” is a decrease in EPS (i.e. diluted EPS is less than basic EPS). If a common share equivalent would be considered antidilutive (i.e. does not reduce EPS), it is excluded from the diluted EPS calculation. The Company further advises the Staff that it will expand the disclosure in its notes to the consolidated financial statements in future filings.

20.	Page F-51 Note 4 – The disclosure states that $36 million of the unguaranteed portions of SBA loans transferred via our securitization transaction collateralized the notes issued by the Trust.” Are these secured borrowings?

Response: The Company advises the Staff on a supplemental basis that the above-referenced securitization transactions are, for accounting purposes only, treated as secured borrowings because the transfer of the underlying loans did not meet the criteria of the applicable accounting rules for a sale. NSBF continues to recognize the assets underlying the securitization trust in “SBA loans held for investment” and recognize the associated liabilities in “Notes payable – securitization trust VIE.”

21.	Page F-56 Note 12 Notes Payable – From the disclosure it appears as though the second lien credit facility issued by Summit Partners Credit Advisors, LP is particularly costly to the Company. Please explain the following:

a.	12.5% per year on amount outstanding ($10mil)

b.	2.5% payment-in-kind, which may be paid or added to the outstanding loan amount (thereby increasing the cost of the loan each year)

c.	3% front-end fee charged on the full amount of the facility ($15mil) even though the company borrowed only $10mil and the other $5mil will not be drawn by the company

d.	Summit was given a warrant to purchase 1,686,810 shares (4.4% of Company’s stock outstanding) at $0.02 per share.

Response: The Company advises the Staff on a supplemental basis that the financing transaction with Summit was completed on an arms-length basis with an independent third party and the terms of the credit facility are comparable to the Company’s other financing alternatives. At the time the Summit financing transaction commenced, the Company’s board of directors and management determined that such transaction was in the best interests of the Company and its shareholders.

22.

Page F-66 Note 22 Related Party Transactions – The disclosure states, “the Company provided merchant processing for a company controlled by the father-in-law of a major stockholder and former President of the Company, in the approximate amount of $27,000 $48,000 and $42,000, respectively. In connection with these transactions, the Company

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

recorded a receivable of $2,000 and $3,000. Please explain the appropriateness of providing $117,000 in services and recording only $5,000 in receivables. Please verify whether or not the $5,000 has been received from the related party.

Response: The Company advises the Staff on a supplemental basis that the above-referenced services were performed throughout the year and payments/collections on the account were made on a continuous basis. The related receivable amounts only indicate the balance of the amount due as of the end of the reporting period. The $2,000 and $3,000 receivables were subsequently collected.

23.	Please include in the Summary Risk Factors on page 12 of the prospectus a bullet point that management recently identified a material weakness in its internal controls over financial reporting. Future internal control deficiencies could affect the accuracy of your financial results or prevent the detection of fraud as noted on page 28 of the prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

24.	Please include the explanatory note that is included in the 10-K filed on April 1, 2013, to the December 31, 2012, financial statements included in the registration statement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

*    *    *    *    *

The Company confirms that:

•	The Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Ms. Mary A. Cole

Ms. Sheila Stout

December 9, 2013

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP

Bradford Sayler, Sutherland Asbill & Brennan LLP